September 10, 2019



Via Email

W. Garrett Crotty
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, FL 32114

       Re:     International Speedway Corp.
               PRER14A filed September 9, 2019
               File No. 0-02384

               Schedule 13E-3/A filed September 9, 2019
               Filed by NASCAR Holdings, Inc. et al.
               File No. 5-36579

Dear Crotty:

       We have the following additional comment on your revised filings above:

Revised Preliminary Proxy Statement filed September 9, 2019

Position of the Controlling Purchaser Group Members as to Fairness of the Merger, page 47

   1. We note the following disclosure in your preliminary proxy statement filed on August 9,
      2019: "Because Goldman Sachs was not requested to, and did not, deliver a fairness opinion in connection with the transactions contemplated by the Merger Agreement, it did not perform financial analyses with a view toward those analyses supporting a fairness opinion and did not follow certain other procedures that it would ordinarily follow in connection with delivering a fairness opinion." We note the revisions to this disclosure that were made in response to comment 11 in our July 18, 2019 comment letter. Revise to describe how the Controlling Purchaser Group Members considered the financial analyses provided by Goldman Sachs in assessing the fairness of the Merger, or revise to explicitly state that they did not so and why. See Instruction 2(vii) to Item 1014 of Regulation M-A (referencing Item 1015 of Regulation M-A). We are aware of your disclosure at the top of page 48.
 W. Garrett Crotty
International Speedway Corp.
September 10, 2019
Page 2

       We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions



cc:    Michael Gold, Esq. (via email)
       Beverly Reyes, Esq. (via email)